                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                           CDW Computer Centers, Inc.
                                (Name of Issuer)
                                ----------------

                                  Common Stock
                         (Title of Class of Securities)


                                  125129 10 6
                                 (CUSIP Number)
                                 --------------

                              Alan B. Patzik, Esq.
                          PATZIK, FRANK & SAMOTNY LTD.
                        150 South Wacker Drive, Suite 900
                             Chicago, Illinois 60606
                                 (312) 551-8300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                ----------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO 125129 10 6                13G                       Page 2 of 5 Pages




======== =======================================================================
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MICHAEL P. KRASNY          ###-##-####
======== =======================================================================
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
         NOT APPLICABLE                                             (b)  [ ]
======== =======================================================================
   3     SEC USE ONLY

======== =======================================================================
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
          NUMBER OF                     5      SOLE VOTING POWER
           SHARES                              12,033,999
        BENEFICIALLY                 --------- =================================
          OWNED BY                      6      SHARED VOTING POWER
            EACH                               0
          REPORTING                  --------- =================================
           PERSON                       7      SOLE DISPOSITIVE POWER
            WITH                               8,407,735
                                     --------- =================================
                                        8      SHARED DISPOSITIVE POWER
                                               410,303
======== =======================================================================
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,033,999
======== =======================================================================
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         NOT APPLICABLE                                                 [ ]
======== =======================================================================
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         55.91%
======== =======================================================================
  12     TYPE OF REPORT PERSON*
         IN
======== =======================================================================


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO 125129 10 6                13G                       Page 3 of 5 Pages

Item 1(a)       Name of Issuer:

                CDW Computer Centers, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(a)       Name of Person Filing:

                Michael P. Krasny

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2(c)       Citizenship:

                USA

Item 2(d)       Title of Class of Securities:

                Common Shares

Item 2(e)       CUSIP Number:

                125129 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                NOT APPLICABLE

Item 4:         Ownership:

                (a)   Amount  Beneficially  Owned  as  of  December  31, 1997:
                      12,033,999 shares (includes 3,207,401 shares subject to the MPK Stock Option Plan and 410,303 shares subject to the MPK Restricted Stock Plan, [collectively "the Plans"] with respect to such shares Mr. Krasny disclaims beneficial ownership and 8,560 shares held by his minor son). Pursuant to the terms of the Plans, Mr. Krasny has the right to vote these shares and receive dividends thereon, if any, until options are exercised or shares vest, respectively. Pursuant to the terms of the MPK Stock Option Plan, non-forfeitable options to purchase 3,207,401 shares with an exercise price of $.017 per share remain outstanding of which 514,207 are exercisable and the balance becomes exercisable at the rate of 621,506 per year on each December 31 until all options are exercisable. In the event that an optionee shall cease to be employed by the Issuer for any reason, all unexercised options shall become immediately exercisable. Pursuant to the terms of the MPK Restricted Stock Plan, as modified, 26,535 of such shares are held in escrow until January 1, 2000, for the benefit of eleven (11) eligible employees and on such date, these employees will be vested in all of such shares and such shares will be distributed to said employees. The remaining 383,768 shares will be held in escrow for the benefit of eighty (80) eligible employees and will vest in equal installments on January 1, 2000, 2001, 2002 and 2003. Upon the termination of employment of any eligible employee prior to such dates, such shares revert to Mr. Krasny.

                (b)   Percent of Class:  55.91%

                      (i)     sole power to vote or to direct the vote

                              12,033,999

                      (ii)    shared power to vote or to direct the vote

                              0

                      (iii)   sole power to dispose or direct the disposition of

                              8,407,735

                      (iv) shared power to dispose or to direct the disposition of

                              410,303


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CUSIP NO 125129 10 6                13G                       Page 4 of 5 Pages

Item 5.         Ownership of Five Percent or Less of a Class:

                NOT APPLICABLE

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:

                NOT APPLICABLE

Item 8.         Identification and Classification of Members of the Group:

                NOT APPLICABLE

Item 9.         Notice of Dissolution of Group:

                NOT APPLICABLE

Item 10.        Certification:

                NOT APPLICABLE

CUSIP NO 125129 10 6                13G                       Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 February 13, 1998
                                 -----------------------------------------------
                                 Date



                                 /s/ Michael P. Krasny
                                 -----------------------------------------------
                                 Signature



                                 Michael P. Krasny, Chairman of the Board,
                                 Chief Executive Officer, Secretary & Treasurer
                                 -----------------------------------------------
                                 Name/Title